UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

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☒           Preliminary Proxy Statement

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

ALERE INC.
(Name of Registrant as Specified in Its Charter)

COPPERSMITH CAPITAL MANAGEMENT, LLC
COPPERSMITH VALUE PARTNERS, LLC
JEROME J. LANDE
CRAIG ROSENBLUM
SCOPIA LONG LLC
SCOPIA PARTNERS QP LLC
SCOPIA PX, LLC
SCOPIA PARTNERS LLC
SCOPIA WINDMILL FUND, LP
SCOPIA INTERNATIONAL MASTER FUND LP
SCOPIA PX INTERNATIONAL MASTER FUND LP
SCOPIA CAPITAL GP LLC
SCOPIA CAPITAL MANAGEMENT LLC
MATTHEW SIROVICH
JEREMY MINDICH
CURT R. HARTMAN
THEODORE E. MARTIN

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 27, 2013

COPPERSMITH CAPITAL MANAGEMENT, LLC

June _____, 2013

Dear Fellow Alere Stockholder:

Coppersmith Capital Management, LLC (“Coppersmith Capital”) and the other participants in this solicitation (collectively, the “Coppersmith Group” or “we”) are the beneficial owners of an aggregate of [5,239,319] shares of Common Stock, par value $0.001 per share, of Alere Inc., a Delaware corporation (“Alere” or the “Company”).  For the reasons set forth in the attached Proxy Statement, we do not believe the Board of Directors of the Company (the “Board”) is acting in the best interests of its stockholders.  We are therefore seeking your support at the annual meeting of stockholders (the “Annual Meeting”) scheduled to be held on Wednesday, August 7, 2013 at 12:30 p.m., local time, at the Emerging Enterprise Center at Foley Hoag LLP located at 1000 Winter Street, Suite 4000, Waltham, Massachusetts 02451, to:

1.
Vote upon the election of four directors, including the Coppersmith Group’s three director nominees, Curt R. Hartman, Theodore E. Martin and Jerome J. Lande (the “Nominees”), to the Board in opposition to three of the Company’s four director nominees to serve until the 2014 annual meeting of stockholders and until their respective successors are duly elected and qualified;

2.	Approve an increase to the number of shares of common stock available for issuance under the Alere Inc. 2010 Stock Option and Incentive Plan by 2,000,000, from 5,153,663 to 7,153,663;

3.
Approve option grants to certain of the Company’s executive officers; provided that, even if this proposal is approved by stockholders, the Company does not intend to implement this proposal unless Proposal 2 is also approved;

4.	Approve an increase to the number of shares of common stock available for issuance under the Alere Inc. 2001 Employee Stock Purchase Plan by 1,000,000, from 3,000,000 to 4,000,000;

5.	Ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the Company’s fiscal year ending December 31, 2013;

6.	Hold an advisory vote on executive compensation; and

7.	Conduct such other business as may properly come before the Annual Meeting and at any adjournment or postponement thereof.

We are seeking your support at the Annual Meeting to elect three director candidates to ensure that the interests of the stockholders, the true owners of the Company, are appropriately represented in the boardroom.  The Board is currently composed of ten directors.  At the 2012 annual meeting of stockholders of the Company, stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to phase in the declassification of the Board and provide for the election of directors for terms expiring at the next annual meeting of stockholders starting at the Annual Meeting.  Accordingly, we believe that the terms of four directors expire at the Annual Meeting.  To the extent that four directors are up for election at the Annual Meeting, stockholders who vote on the enclosed [COLOR] proxy card will also have the opportunity to vote for the candidates who have been nominated by the Company other than __________, __________ and __________.  Stockholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as a director if any of our Nominees are elected.

We are not seeking control of the Board.  If elected, our Nominees will represent a minority of the members of the Board and therefore it is not guaranteed that they will have the ability to enhance stockholder value.  We hope that this election contest will result in __________, __________ and __________ NOT being elected to the Board and will send a strong message to the remaining incumbent directors that stockholders are not satisfied with the Company’s stock and operating performance.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed [COLOR] proxy card today.  The attached Proxy Statement and the enclosed [COLOR] proxy card are first being furnished to the stockholders on or about ________, 2013.

If you have already voted a proxy card furnished by the Company’s management, you have every right to change your votes by signing, dating and returning a later dated proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact MacKenzie Partners, Inc. (“MacKenzie Partners”), which is assisting us, at their address and toll-free numbers listed below.

Thank you for your support,

Coppersmith Capital Management, LLC

If you have any questions, require assistance in voting your [COLOR] proxy card, or need additional copies of the Coppersmith Group’s proxy materials, please call
MacKenzie Partners, Inc. at the phone numbers or email listed below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com
or
CALL TOLL FREE (800) 322-2885

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

The attached Proxy Statement and [COLOR] proxy card are available at

www.Stockholderdocs.com/ALR

ANNUAL MEETING OF STOCKHOLDERS
OF
ALERE INC.
_________________________

PROXY STATEMENT
OF
COPPERSMITH CAPITAL MANAGEMENT, LLC
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED [COLOR] PROXY CARD TODAY

Coppersmith Capital Management, LLC (“Coppersmith Capital”), Coppersmith Value Partners, LLC (“Coppersmith Value”), Jerome J. Lande, Craig Rosenblum, Scopia Long LLC (“Scopia Long”), Scopia Partners QP LLC (“Scopia QP LLC”), Scopia PX, LLC (“Scopia PX”), Scopia Partners LLC (“Scopia Partners”), Scopia Windmill Fund, LP (“Scopia Windmill”), Scopia International Master Fund LP (“Scopia International”), Scopia PX International Master Fund LP (“Scopia PX International”), Scopia LB LLC (“Scopia LB”), Scopia Capital GP LLC (“Scopia Capital”), Scopia Capital Management LLC (“Scopia Management”), Matthew Sirovich, Jeremy Mindich, Curt R. Hartman and Theodore E. Martin (collectively, the “Coppersmith Group” or “we”) are significant stockholders of Alere Inc., a Delaware corporation (“Alere” or the “Company”), owning approximately [6.4]% of the outstanding shares of common stock, $0.001 par value per share (the “Common Stock”), of the Company.  We are seeking to change a minority of the Board of Directors of the Company (the “Board”) because we believe the Board must be reconstituted to ensure that the interests of the stockholders, the true owners of Alere, are appropriately represented in the boardroom.  We have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value. We are seeking your support at the annual meeting of stockholders scheduled to be held on Wednesday, August 7, 2013 at 12:30 p.m., local time, at the Emerging Enterprise Center at Foley Hoag LLP located at 1000 Winter Street, Suite 4000, Waltham, Massachusetts 02451 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), to:

1.
Vote upon the election of four directors, including the Coppersmith Group’s three director nominees, Curt R. Hartman, Theodore E. Martin and Jerome J. Lande (the “Nominees”), to the Board in opposition to three of the Company’s four director nominees to serve until the 2014 annual meeting of stockholders and until their respective successors are duly elected and qualified;

2.
Approve an increase to the number of shares of Common Stock available for issuance under the Alere Inc. 2010 Stock Option and Incentive Plan (the “2010 Stock Option and Incentive Plan”) by 2,000,000, from 5,153,663 to 7,153,663;

3.
Approve option grants to certain of the Company’s executive officers; the Company has indicated that, even if this proposal is approved by stockholders, it does not intend to implement this proposal unless Proposal 2 is also approved;

4.
Approve an increase to the number of shares of Common Stock available for issuance under the Alere Inc. 2001 Employee Stock Purchase Plan (the “2001 Employee Stock Purchase Plan”) by 1,000,000, from 3,000,000 to 4,000,000;

5.	Ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the Company’s fiscal year ending December 31, 2013;

6.	Hold an advisory vote on executive compensation; and

7.	Conduct such other business as may properly come before the Annual Meeting.

We are seeking your support at the Annual Meeting to elect three director candidates to ensure that the interests of the stockholders, the true owners of the Company, are appropriately represented in the boardroom.  The Board is currently composed of ten directors.  At the 2012 annual meeting of stockholders of the Company, stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to phase in the declassification of the Board and provide for the election of directors for terms expiring at the next annual meeting of stockholders starting at the Annual Meeting.  Accordingly, we believe that the terms of four directors expire at the Annual Meeting.  To the extent that four directors are up for election at the Annual Meeting, stockholders who vote on the enclosed [COLOR] proxy card will also have the opportunity to vote for the candidates who have been nominated by the Company other than __________, __________ and __________.  Stockholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as a director if any of our Nominees are elected.

This Proxy Statement and the enclosed [COLOR] proxy card are first being furnished to stockholders on or about June __, 2013.

As of the date hereof, the members of the Coppersmith Group collectively own an aggregate of [5,239,319] shares of Common Stock.  We intend to vote such shares of Common Stock FOR the election of the Nominees, [in a manner consistent with the recommendation of Institutional Shareholder Services Inc. (“ISS”), a leading proxy advisory firm,] with respect to the approval of an increase to the number of shares of Common Stock available for issuance under the 2010 Stock Option and Incentive Plan, [in a manner consistent with the recommendation of ISS] with respect to the approval of option grants to certain of the Company’s executive officers, [in a manner consistent with the recommendation of ISS] with respect to the approval of an increase to the number of shares of Common Stock available for issuance under the 2001 Employee Stock Purchase Plan, FOR the ratification of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the Company’s fiscal year ending December 31, 2013, and [in a manner consistent with the recommendation of ISS with respect to] the advisory vote on executive compensation, as described herein.

The Company has set the close of business on June 14, 2013 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 81,337,864 shares of Common Stock outstanding, each of which is entitled to one vote on each matter considered at the Annual Meeting.

THIS SOLICITATION IS BEING MADE BY THE COPPERSMITH GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH THE COPPERSMITH GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED [COLOR] PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE COPPERSMITH GROUP URGES YOU TO SIGN, DATE AND RETURN THE [COLOR] PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED [COLOR] PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our [COLOR] proxy card are available at
www.Stockholderdocs.com/ALR

3

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  We urge you to sign, date, and return the enclosed [COLOR] proxy card today to vote FOR the election of our Nominees.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed [COLOR] proxy card and return it to Coppersmith Capital Management, LLC, c/o MacKenzie Partners, Inc. in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a [COLOR] voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our Nominees only on our [COLOR] proxy card.  So please make certain that the latest dated proxy card you return is the [COLOR] proxy card.

If you have any questions, require assistance in voting your [COLOR] proxy card, or need additional copies of the Coppersmith Group’s proxy materials, please call
MacKenzie Partners, Inc. at the phone numbers or email listed below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com
or
CALL TOLL FREE (800) 322-2885

BACKGROUND TO SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•
On November 8, 2012, Coppersmith Capital contacted the Company attempting to schedule a meeting with the Chairman, Chief Executive Officer and President of Alere, Ronald Zwanziger. Coppersmith Capital was told it would first need to speak with Alere’s Vice President, Finance, Jon Russell and then a meeting with Mr. Zwanziger could be arranged.

•
On November 16 and November 20, 2012, Coppersmith Capital held conference calls with Mr. Russell to discuss the Company’s fundamentals and strategy, including Coppersmith Capital’s views regarding opportunities to improve Alere’s valuation.

•	On November 30, 2012, Coppersmith Capital once again requested a meeting with Mr. Zwanziger.

•	On December 6, 2012 Coppersmith Capital was informed by the Company that Mr. Zwanziger’s schedule would not permit a meeting. Coppersmith Capital then requested a conference call with Mr. Zwanziger.

•
On December 18, 2012, Coppersmith Capital repeated its request for a conference call with Mr. Zwanziger. The Company informed Coppersmith Capital that Mr. Zwanziger’s schedule did not allow for a conference call at this time but they would be back in touch when his schedule allowed.

•	On January 24, 2013, Coppersmith Capital again reached out to the Company to try and schedule a meeting with Mr. Zwanziger.

•	On January 29, 2013, the Company informed Coppersmith Capital that Mr. Zwanziger was not willing to meet, but a meeting with Mr. Russell could be scheduled.

•	On March 6, 2013, Scopia Management met with Mr. Russell at a conference in New York to discuss Alere’s business.

•	On March 8, 2013, Coppersmith Capital held a conference call with Mr. Russell to discuss recent results and operations and express its concerns about the Company’s strategy.

•	On March 14, 2013, the Company informed Coppersmith Capital that Mr. Zwanziger was now willing to meet.

•	Also on March 14, 2013, Scopia Management had a conference call with Mr. Russell to discuss Alere’s business, recent financial results and strategy.

•
On April 1, 2013, members of the Coppersmith Group met with Mr. Zwanziger, David A. Teitel, Chief Financial Officer, and Mr. Russell (via teleconference) at the Company’s offices. During the meeting, the parties discussed the Company’s operations and strategy and Coppersmith Capital expressed its disagreement with certain aspects of the Company’s strategy.

•
On April 11, 2013, Coppersmith Capital held a conference call with Mr. Zwanziger, Mr. Teitel and Mr. Russell. During the conference call, Coppersmith Capital informed the Company of its intentions to nominate director candidates for election to the Board at the Annual Meeting in compliance with the Company’s Bylaws and the applicable deadline of April 12, 2013 for the submission of shareholder nominations.  Coppersmith Capital further informed the Company that it would not immediately make its nominations public in order to facilitate a constructive dialogue with the Company.

•	On April 12, 2013, an affiliate of Coppersmith Capital delivered a letter to the Company (the “Nomination Letter”) nominating the Nominees for election to the Board at the Annual Meeting.

•
On April 30, 2013, members of the Coppersmith Group met with Mr. Zwanziger, Mr. Teitel and Mr. Russell (via teleconference) at Coppersmith Capital’s offices in New York (the “April 30 Meeting”).  During the meeting, the parties discussed the financial condition and prospects of Alere as well as Coppersmith Capital’s views regarding the issues facing the Company and the need for change in the composition of the Board.  In the course of the meeting, Mr. Zwanziger summarily dismissed the qualifications of the Nominees and indicated that the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”) would not consider their addition to the Board.

•
On May 3, 2013, Coppersmith Capital received a letter from Company’s counsel (the “Company’s May 3 Letter”) asking Coppersmith Capital to submit each of its three highly-qualified Nominees for interviews by the Nominating Committee purportedly as part of its evaluation of director candidates in connection with the Annual Meeting.

•	On May 8, 2013, the Coppersmith Group filed a Schedule 13D disclosing an aggregate stake of 5.8% of the outstanding shares of Common Stock of Alere.

•
Also on May 8, 2013, Coppersmith Capital delivered a letter to Mr. Zwanziger expressing strong disappointment at the management and Board’s failure to address the numerous issues facing Alere or to engage in a constructive dialogue with Coppersmith Capital regarding the clear and compelling need for change in the composition of the Board. In the letter, Coppersmith Capital expressed its concern with Alere’s continued depressed valuation and poor stock performance and criticized management for its apparent commitment to remaining a heavily-leveraged, inefficient and disparate organization with a continuously failing experiment in health management.  Coppersmith Capital dismissed the steps the Board had announced to address Alere’s undervaluation and underperformance as an incoherent series of half-measures, none of which suggest the seriousness needed to restore Alere’s credibility as a public company. Coppersmith Capital stated its view that for Alere to thrive as a public company and achieve fair value it must undergo a comprehensive strategic and operational rationalization. The letter explained that a comprehensive strategic rationalization must begin with the divestiture or shut-down of the Health Information Solutions division (“HIS”, or the “Former Health Management Division”).  Coppersmith Capital also stated that comprehensive operational rationalization is required to reverse the worrisome trajectory of diminishing organic growth and margins in the core diagnostics division, and to produce the integration synergies that have not been realized. Coppersmith Capital expressed its view that maximizing Alere’s value requires independent thinking and analytical rigor that the incumbent Board lacks.  Accordingly, Coppersmith Capital announced its intention to solicit proxies for the election of its three independent, highly-qualified candidates, including two healthcare industry veterans with high-level operational or board experience at leading, large-cap medical products companies and a direct stockholder representative. Coppersmith Capital concluded that it remains open to a constructive dialogue with the management and Board regarding Board composition and maximizing value at Alere.

•
On May 10, 2013, Coppersmith Capital delivered a letter to the Company’s Corporate Secretary in response to the Company’s May 3 Letter, expressing its surprise at the request for interviews given Mr. Zwanziger’s statements during the April 30 Meeting.  Coppersmith Capital noted that the qualifications of the Nominees should be apparent from the information provided in the Nomination Letter which includes all information with respect to the Nominees that would be required to be disclosed for director candidates in proxy materials pursuant to Regulation 14A.  Coppersmith Capital concluded that it remains open to a constructive dialogue regarding Board composition and if the Company is willing to enter into serious discussions and agree to a framework for the addition of the Nominees to the Board, Coppersmith Capital will make the Nominees available for interviews with the Nominating Committee.

•
On June 4, 2013, Mr. Zwanziger contacted Coppersmith Capital to propose that Coppersmith Capital execute a confidentiality agreement pursuant to which the Company would disclose information regarding the Company’s nominees to Coppersmith Capital two days in advance of its related public disclosure. Mr. Zwanziger stated his position that once Coppersmith Capital had reviewed the relevant information it should immediately withdraw its nomination of its three highly-qualified Nominees.

•
On June 5, 2013, in an attempt to find a mutually agreeable resolution to reconstituting the Board, Coppersmith Capital executed the confidentiality agreement and was presented with information regarding the Company’s nominees.

•
On June 6, 2013, after review of the Company’s nominees’ qualifications, Coppersmith Capital concluded that their addition to the Board falls far short of the meaningful change needed at Alere and determined to proceed with its proxy solicitation for the election of the Nominees at the Annual Meeting, informing the Company as such.

•
On June 7, 2013, Alere filed a preliminary proxy statement in connection with the Annual Meeting, nominating four new director nominees for election at the Annual Meeting thus effectively replacing all four incumbent directors up for election at the Annual Meeting with new director candidates.

•
On June 10, 2013, Coppersmith Capital delivered an open letter to Mr. Zwanziger expressing its concern that the Company’s replacement of all four incumbent directors up for election at the Annual Meeting with new director candidates appears to be a defensive, reactionary tactic in the face of an election challenge rather than proactive change.  Coppersmith Capital reiterated its previously stated view regarding the need for a comprehensive rationalization of Alere’s cost structure, business portfolio and capital structure and outlined specific steps to help improve the Company’s growth and margin profiles. Based on its preliminary review of the qualifications of the Company’s nominees, Coppersmith Capital raised questions on the ethics and business judgment of the Company nominees and concluded that their proposed election will not amount to the meaningful change that Coppersmith Capital believes necessary. Coppersmith Capital reiterated its willingness to work with the Board to compose the best possible slate of candidates to represent the interests of all stockholders. However, it also noted that it is prepared to continue to move forward with an election contest in order to ensure that the best interests of all stockholders are represented on the Board.

*      *      *      *

REASONS FOR THE SOLICITATION

We are deeply concerned by the sustained stock price and operational underperformance at Alere.  We believe that the Board and management lack a coherent strategy for arresting these declines and restoring Alere’s performance and have committed significant execution missteps that have resulted in serious issues.  We firmly believe that improvement in the composition of the Board is needed urgently to set the Company on the right track.  Most importantly, we believe that the Board should not be merely reconstituted with Company-selected nominees, but should be enhanced by the addition of stockholder representation open to strategic and structural change.  For the reasons outlined below, we have no confidence that the director candidates proposed by the Company, albeit new, are the individuals who are best positioned to oversee a rationalization of Alere and unlock stockholder value.

Based on our review of the publicly disclosed qualifications of the Company nominees:

•
We question the Company nominees’ commitment to consider the strategic and structural changes that we believe stockholders are focused on. We believe that direct stockholder representation is required in the boardroom to ensure consideration of all strategies grounded in the realities of Alere’s core competencies and risk-adjusted maximization of value.

•
We are concerned that the Company nominees principal experience is in the pharmaceuticals industry, an area significantly different from the medical device and diagnostics industries.  In our view, this puts into question the Company’s strategic focus on its core diagnostics business and the ability of the Board, composed as proposed by the Company, to effectively oversee that diagnostics business.

•	We question the Company nominees’ ability to provide proper corporate governance oversight of the Company and hold management accountable for their poor execution. We are troubled by widely publicly reported failures in oversight during the tenure of Sir Thomas McKillop, one of the Company’s nominees, as Chairman of the Board of Royal Bank of Scotland Group PLC (“RBS”). During Mr. McKillop’s tenure as Chairman, RBS sustained massive losses and engaged in poor capital allocations, most notably in the 2007 acquisition by RBS (as part of a consortium) of its Dutch rival, ABN AMRO Bank N.V., resulting in a U.K. government infusion of approximately $71 billion.1 Mr. McKillop has also been individually named as a defendant in a litigation brought in London’s High Court on April 3, 2013 by 12,000 individuals and around 100 institutions alleging that RBS, Mr. McKillop and three other individuals misled investors about the RBS’ financial health during a 2008 share rights issue.

Accordingly, we seek stockholder support for the election of our three highly-qualified Nominees who we believe are better positioned to devise and execute on a successful strategy to unlock value for the benefit of all Alere stockholders.

WE BELIEVE THAT ALERE SUFFERS FROM STRUCTURAL, OPERATIONAL, GOVERNANCE AND LEVERAGE DEFICIENCIES THAT ARE RESPONSIBLE FOR LONG-TERM POOR PERFORMANCE AND THREATEN ALERE’S FUTURE ABILITY TO CREATE VALUE FOR STOCKHOLDERS

We are one of the largest stockholders of the Company, owning [5,239,319] shares of Common Stock, representing approximately [6.4]% of the shares of Common Stock outstanding. Our goal is to maximize the value of Alere’s stock for the benefit of all stockholders.  We are seeking to elect our highly-qualified Nominees because we believe that the current Board’s performance has been unacceptably poor in several areas, including capital allocation, management supervision and corporate governance.  We have little confidence that the Board and management, having overseen this poor performance during their long average tenure, have the expertise and commitment to address the resulting areas of weakness for the Company:

•
Poor Stock Performance – Alere’s stock price performance has consistently lagged the stock market, generally, as well as healthcare companies, specifically.  Over the past three years, Alere’s stock has declined over 25%, dramatically underperforming both the indices the Company itself has chosen as comparable, the New York Stock Exchange Composite Index (“NYSE Composite”) and the Dow Jones U.S. Healthcare Index (“DJ US HC Index”), by 75% and 105%, respectively.2

1	Based on reports in the Wall Street Journal.
2	Through May 31, 2013

•
Poor Operational Performance – Alere’s operational performance has deteriorated meaningfully over the last three years fiscal years with gross margin declining over 400 basis points, operating margin over 600 basis points, and the Company repeatedly missing its initial annual guidance for earnings per share (“EPS”) and targets for new product sales.

•
Misallocation of Capital – In our view, Alere’s allocation of capital has been profligate and frequently misdirected.  Over the last six years Alere has spent over $1.8 billion on acquisitions for its Former Health Management Division.  The Company has already written off nearly $1.4 billion of that investment, or the equivalent of roughly two-thirds of the Company’s current market capitalization.

•
Excessive Leverage –Alere maintains an excessive debt balance, which is in our view attributable in large part to the Company’s poor capital allocation.  Even as Alere’s market capitalization has shrunk, its debt has ballooned to levels comparable to those employed in leveraged buyout transactions.  We strongly believe this leverage impairs Alere’s valuation, places the Company at undue risk of future insolvency or failure to refinance and impedes the investment, both organic and inorganic, in Alere’s core diagnostic franchises.

•
Poor Corporate Governance – Alere has combined Chairman and CEO roles, has no lead independent director and even after its recent decision not to re-nominate a management insider to the Board, continues to have two insiders among its incumbent directors.  We believe these corporate governance deficiencies have led to a Board that is not well positioned to, and has consistently failed to, hold the senior management team accountable for its performance.

We are concerned that these issues will not be adequately addressed and that stockholder value will continue to deteriorate unless the Board is meaningfully reconstituted with the addition of our three highly-qualified Nominees.  The Nominees, if elected at the Annual Meeting, would represent a minority of the Board and would seek to work with the other Board members to address the concerns outlined above and discussed in further detail below.  The Nominees, subject to their fiduciary duties as directors, will endeavor to work with the other members of the Board to explore all strategic and operational alternatives to enhance stockholder value, including, but not limited to, selling the Company in whole or in part, divesting non-core assets to reduce leverage, rationalizing the Company’s expense structure and re-focusing Alere on its core business of rapid, point-of-care diagnostic testing.

We believe the Company’s misguided commitment to the status quo is highly unlikely to reverse Alere’s long-term poor stock price performance

Alere’s stock has underperformed the stock market, generally, as well as healthcare companies, specifically over the short, medium and long-term timeframes, as compared to both the NYSE Composite and the DJ US HC Index, the indices the Company itself has chosen as comparable.  We believe this significant stock price underperformance is a reflection of Alere’s misguided strategy, convoluted structure and poor execution.  We fear that the stock performance is unlikely to improve on a sustained basis until Alere’s various deficiencies are adequately addressed.

Stock Performance(a)	2 Year	3 year	5 year	1 Day Before Matria(b)	10 Year
Alere	-36.1%	-26.5%	-30.0%	-51.0%	47.9%

NYSE Composite	16.0%	48.6%	14.2%	23.1%	122.7%
DJ US HC Index	39.2%	78.4%	69.8%	67.1%	119.2%

Underperformance vs. NYSE Composite	-52.1%	-75.2%	-44.2%	-74.1%	-74.9%
Underperformance vs. DJ US HC Index	-75.3%	-104.9%	-99.8%	-118.1%	-71.3%
a. Total Return as of May 31, 2013
b. From January 27, 2008, the day before the Matria Healthcare acquisition was announced.

Three-Year Total Return, Alere vs. NYSE Composite and DJ US HC Index

Alere’s stock has consistently underperformed over the long-term, with average underperformance of -77.8% relative to its comparable indices in each of the two through ten-year periods.  Alere’s stock return is negative on an absolute basis over each of the two through eight-year periods, averaging -25.9%.

We believe the Board has failed to adequately supervise management, resulting in deteriorating operational performance and failure to meet projections

Over the last three fiscal years, Alere has demonstrated a disturbing negative trend in its operating performance, with gross margin declines of over 400 basis points, operating margin declines of over 600 basis points and sequentially declining earnings per share, despite over $2.5 billion in acquisitions since the start of 2009.

During the last three fiscal years, Alere has also demonstrated a troubling inability to forecast its own performance, which we fear indicates both insufficient financial control and a fundamental misunderstanding of the Company’s operations.  Alere has fallen short by 10% or more of its initial Adjusted EPS guidance in each of the last three fiscal years.  Notably, Alere’s management ceased issuing guidance in 2013, prompting Chairman, CEO and President, Ron Zwanziger, to state “[I] don’t think we get particular benefit for providing it and so we’re going back to the way we had been for years.”3

Alere has also demonstrated a failure to meet its revenue projections from the new product platforms it announced with great fanfare in 2010.  These new products were projected to produce $150 million in new revenue in 2012 but have in fact fallen short of this projection by $94 million, or 63%.  Sadly, we believe these results reflect more than simply poor financial forecasting.  We are concerned these failures to meet projections expose far greater problems with Alere’s research and development program and future organic growth potential, if the situation is not addressed.

3	Alere’s 4th Quarter of 2012 Earnings Teleconference, 2/15/13

Beginning in 2012 these intrinsic operational problems were compounded by the Food and Drug Administration (“FDA”) investigation into, and subsequent change in release specifications and manufacturing yields for, Alere’s Triage troponin product line.  This business interruption and accompanying weakened revenue and margins negatively impacted 2012 EPS by $0.32 and caused a 14.7% decline in stock price on the day of Alere’s filing of an 8K announcing the investigation and a recall of affected products.  Most frustratingly, we believe the Company’s management and Board could have avoided this painful setback had they been more proactive in responding to changing industry conditions.  One of Alere’s close competitors, Beckman Coulter, Inc. (subsequently acquired by Danaher Corporation), had previously been investigated for issues surrounding its own troponin test products that resulted in significant operational distress.  We believe that Alere’s management and Board were nonetheless substantially caught off-guard by the 2012 FDA investigation and we fail to understand why.

We are concerned with the Board’s overly lax approach to capital allocation

Over the last five fiscal years, Alere has spent over $4 billion on largely debt-financed acquisitions (net of divestiture)4 and yet its enterprise value5 has increased by less than $1 billion.  We believe this loss of over $3 billion in stockholder wealth (or stockholder value destroyed in the table below)6 is largely the result of poor capital allocation by the Board and management, most notably the $1.4 billion in writedowns taken thus far for the decline in value of the Former Health Management Division acquisitions.

4
“Acquisitions Net of Divestitures” is defined as the difference between money  spent on acquisitions and proceeds from divestitures as reported in the Company’s annual and quarterly reports on Forms 10-K and 10-Q.

5	“Enterprise Value” is defined as market capitalization plus total debt, plus preferred equity minus cash.
6	“Stockholder value destroyed” is defined as beginning enterprise value plus money spent on acquisitions, minus proceeds from divestitures minus ending enterprise value.

Unfortunately, we fear this trend in poor decision-making is not limited to the Former Health Management Division or to the distant past.  In the 13-month period from November 2011 through December 2012, Alere made two investments in the mail-order diabetic testing supply industry through the purchase of Arriva Medical and the provision of financing to Liberty Medical Supply.  Only a month later in January 2013, the Center for Medicare and Medicaid Services announced a 71% reimbursement reduction for mail-order diabetic supplies.

We are concerned with Alere’s excessively leveraged capital structure

Over the last three fiscal years Alere’s debt level has increased by over $1.7 billion even as its market capitalization has declined by nearly $2 billion.  At the beginning of this period Alere’s leverage ratio7 was 3.3x and has since risen to 6.0x as of the first quarter of 2013.  We believe this is largely due to management and the Board’s debt-fueled acquisition binge, which included businesses whose earnings have declined since their acquisition by Alere.

We believe the current high leverage is more appropriate to a leveraged buy-out transaction than a public company and results in a discounted stock market valuation.  Moreover, while the Company has been successful at refinancing its debt thus far, we note that Alere has over $3 billion of debt expiring within the next five years.  We fear that the Board and management may not fully appreciate the risks associated with Alere’s ability to refinance due to the recently robust credit markets.

7	Defined as net debt (excluding preferred stock) / Adjusted EBITDA

WE ARE CONCERNED WITH ALERE’S POOR CORPORATE GOVERNANCE PRACTICES AND LIMITATIONS ON STOCKHOLDER RIGHTS

We are troubled that the roles of Chairman and the CEO are not separated and the Board does not have a lead independent director.  In our view, an independent chairman is critical to ensure a proactive Board that provides effective oversight of management.  We question whether, given his role as Alere’s CEO, Mr. Zwanziger is in the best position to hold management accountable as Chairman of the Board or set a pro-stockholder agenda without the conflict of interest that an executive director inevitably faces.   Our concerns are shared by Glass Lewis & Co. (“Glass Lewis”), a leading proxy advisory firm, which recommended a “withhold” vote for the election of the Chairman of the Nominating and Corporate Governance Committee of the Board in 2011 when he was up for election, holding him responsible for the committee’s failure to appoint an independent lead or presiding director to ensure proper oversight.  Concerns over the independence of the Board are further heightened by the fact that 30% of the current directors are employees of Alere.  Unsurprisingly, Institutional Stockholders Services, Inc. (“ISS”), another leading proxy advisory firm, has also voiced serious concerns over the Company’s poor Board structure.

The Nominating Committee met once in all of 2012, while the Audit and Compensation Committees met nine and twelve times, respectively. In fact, over the last ten years the Nominating Committee reports meeting a grand total of 13 times, for an average of 1.3 times a year with a maximum of three times in 2008 and minimum of no times, we believe, in 20048. Perhaps this is why the Company’s preliminary proxy statement reiterates its commitment to a unified Chairman and CEO without a lead independent director, a governance structure that we believe to be out-of-touch with current standards of good corporate governance.

We also share ISS’ “high concerns” with important limitations to stockholders’ rights at Alere.  The Company’s organizational documents bar stockholder from calling a special meeting or taking action by written consent and require a supermajority vote to amend the charter or bylaws of the Company.  The Board is authorized to issue blank check preferred stock and there is no policy in place that would require a director who has failed to obtain at least majority support from stockholders to tender his or her resignation.  While we welcome the Company’s phased-in declassification of the Board starting with this Annual Meeting we feel it is long overdue and this belated and partial response is in our view indicative of a Board that has consistently failed to follow proper corporate governance practices to the detriment of stockholders.

THERE IS A WAY FORWARD TO BETTER PERFORMANCE

We strongly believe that despite management and the Board’s failures, Alere’s assets remain strong and replete with potential for future growth and value enhancement.  If elected, our Nominees will aim to work with the rest of the Board to conduct a rigorous analysis of management and the Board’s current strategy on a rationally risk-adjusted basis, as well as a review of all available alternatives to enhance value.  Our Nominees are committed only to maximizing value for all stockholders, and not to any given strategy.  On the basis of publicly available information, Coppersmith Capital believes a comprehensive rationalization of Alere’s cost structure, business portfolio and capital structure can generate dramatic stock price appreciation and improved performance with the following steps:

8	The 2005 Proxy Statement, filed on 4/13/05, lists no Nominating and Corporate Governance Committee meetings for fiscal 2004.

1.
Exiting non-core businesses such as HIS, the consumer products joint venture with Proctor & Gamble and potentially the Toxicology division as well.  These divestitures, which we estimate can be done tax-free by first selling all of HIS to generate enormous tax loss, are in addition to those presently targeted by Alere, which management has previously told us total less than $200 million in annual sales.

2.
Applying proceeds from these divestitures, which we estimate could yield well above $3 billion9, to Alere’s excessive debt balance.  This would lower Alere’s leverage to roughly 1x or less, more than doubling management’s target reduction in approximately one-third the time.

3.
Rationalizing Alere’s expense structure to produce $50 million to $10010  million in annual cost savings by our conservative estimate, with announced targets and milestones for accountability to stockholders.  We believe this target should be achievable simply by (i) returning SG&A margin to the historically consistent levels the Company maintained prior to its expansion binge over the past two years in preparation for new platform sales that have yet to materialize, and (ii) reducing corporate overhead at a minimum to reflect the aforementioned divestitures.  However, we believe significant opportunity also exists in overdue integration of Alere’s numerous acquisitions, refinement and focus of Alere’s disappointing R&D efforts and elimination of its matrix management structure.

These actions are directly within the control of the Board and management team and, we believe, represent a tremendous opportunity to improve the Company’s growth and margin profiles, simplify its convoluted structure, reduce balance sheet risk and allow the Company to invest, both organically and inorganically, in the core diagnostic franchises.  Alere’s management has acknowledged many of these issues, but maintains its current strategy that, in our view, includes principally a number of half-measures and is unlikely to achieve the desired results.

OUR THREE NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND OBJECTIVITY NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR STOCKHOLDERS

As a significant stockholder of Alere, we have heightened concerns that the Board lacks the objectivity necessary to act in the best interest of stockholders.  We have identified three highly-qualified, independent directors with valuable and relevant business and financial experience who we believe will bring a fresh perspective into the boardroom and would be extremely helpful in evaluating and executing on initiatives to unlock value at the Company.  Our Nominees are all stockholders of Alere and have been compensated by Coppersmith Capital for their service as its nominees only in the form of stock on an after-tax basis.

Curt Hartman is the Former Interim CEO and CFO of Stryker Corporation, as well as Global President, Stryker Instruments. During Mr. Hartman’s CEO and CFO tenures, he was directly responsible for leading Stryker through tremendous strategic and operational change, including multiple acquisitions, financings and leadership transitions, all against the backdrop of the financial crisis and the dramatically changing healthcare landscape. During this time, Stryker delivered a total stockholder return of more than 70%. For the previous nine years Mr. Hartman ran Stryker’s Instruments division, generating market leading growth.

Ted Martin is the Former CEO of the Barnes Group, former Member of the Boards of Directors of leading, large-cap healthcare products companies C.R. Bard and Applied Biosystems Inc. During Mr. Martin’s tenures, the total stockholder returns of Bard and Applied Biosystems were over 120% and 25% respectively. During Mr. Martin’s CEO tenure, Barnes generated a total stockholder return of over 150%.

Jerome Lande is the Managing Partner of Coppersmith Capital Management, LLC, an investment firm he co-founded in 2012 to focus on event-driven investing in undervalued small and mid-cap companies undergoing, or capable of, operational and/or structural value-enhancement. Previously Mr. Lande was a Partner with Millbrook Capital Management, Inc., an investment firm focused on private equity and event-driven public equity investing (the latter via its former affiliate, MMI Investments, L.P.), and a Corporate Development Officer with Key Components, Inc., a global diversified industrial manufacturing company (acquired by Actuant Corporation, NYSE: ATU).

9
Coppersmith’s estimate has three components: 1) HIS - Coppersmith calculates a range of potential values based on a) the $1.8 billion of reported HIS acquisitions less the $1.4 billion in write-downs for a value of $444 million and b) a 0.5x multiple of LTM revenue (a significant discount to the 1.1x multiple of Healthways, the only true publicly traded comparable) for value of $269 million. 2) Consumer Diagnostics Joint Venture interest -  Coppersmith calculates a range of potential values based on a) the $325 million Proctor & Gamble paid for its 50% ownership in the JV in 2007 and b) the reported JV LTM revenue of $185 million multiplied by the average LTM revenue multiple of a peer group of consumer products companies (Proctor & Gamble, Colgate, Estee Lauder, Church & Dwight, Clorox and Kimberly-Clark) which are trading at 2.6x EV/LTM revenue, yielding a total value of $480 million. Alere’s 50% interest in the joint venture would be worth $240 million.  3) Toxicology business – Based on reported LTM revenues of $615 million and 30% operating margin (Alere’s January 9, 2013 presentation at the JP Morgan Healthcare Conference page 16 notes that Toxicology has operating margins of greater than 30%) yields LTM operating profit of $184 million. After adding $19 million in D&A, for Toxicology’s proportional share of total Professional Diagnostics D&A, LTM EBITDA is estimated to be $204 million. Applying an 11-12x EV/LTM EBITDA multiple (a significant discount to the 15x LTM EBITDA multiple that Toxicology’s closest comparable, Medtox was sold for last year) yields a range of potential values of $2.2 billion to $2.4 billion. The sum of these three components equals $2.8 billion to $3.2 billion in total potential proceeds.

10
Coppersmith’s estimate comes from several components: 1) SG&A margin deterioration (FY12 adjusted SG&A margin was 30.4% vs. 28.4% in FY10) could be reversed to produce potential cost savings of $55 million based on  FY12 revenue of $2.8 billion; 2) Restoring 50-100% of the gross margin degradation since FY10 (FY12 adjusted Gross Margin was 53.6% vs. 56.1% in FY10) could generate $36-$71 million in potential savings; 3) FY12 adjusted R&D expense was $152 million, of which 25% or $38 million is being redirected from long-term projects to short-term projects (based on management comments on 3Q12 conference call).  Coppersmith believes these expenditures represent potential savings;  4) Adjusting FY12 corporate expense of $42 million for the proportional reduction in revenue from the potential divestitures of HIM, the Consumer Diagnostics JV and the Toxicology business could yield a savings of $17 million. The sum of these four components adds up to potential cost savings buckets of $146 million to $181 million.  Coppersmith believes generating $50-$100mm in savings should be readily achievable.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board is currently composed of ten directors.  At the 2012 annual meeting of stockholders (the “2012 Annual Meeting”), the stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to phase in the declassification of the Board and provide for the election of directors for terms expiring at the next annual meeting of stockholders starting at the Annual Meeting.  Accordingly, we believe that the terms of four directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our three Nominees in opposition to three of the Company’s director nominees, _______________, _______________ and _______________.  Stockholders who vote on the enclosed [COLOR] proxy card will also have the opportunity to vote for the candidate who has been nominated by the Company other than _______________, _______________ and _______________.  Stockholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting. The names, backgrounds and qualifications of the Company’s Nominee, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the Company’s nominees will serve as directors if any of our Nominees are elected.  If elected, the Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they can implement the actions that they believe are necessary to enhance stockholder value.

THE NOMINEES

The following information sets forth the name, age, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Reasons For Our Solicitation.”  This information has been furnished to us by the Nominees.  The Nominees are citizens of the United States of America.

Curt R. Hartman (Age 49) was most recently the Interim Chief Executive Officer of Stryker Corporation (NYSE:SYK) (“Stryker”), a publicly traded large cap medical device company, from February 2012 to October 2012. Prior to this role, Mr. Hartman was the Vice President, Chief Financial Officer of Stryker from April 2009 to October 2012. During his tenure Stryker completed multiple acquisitions, debt offerings, share buybacks and an enhanced dividend policy while innovating on the business model to address the changing healthcare landscape. Mr. Hartman initially joined Stryker in 1990 as a Manufacturing Engineer.  During his twenty two years at Stryker Mr. Hartman held roles of increasing responsibility to include Unit Supervisor, Production Unit Manager, Director of Information Technology, National Accounts Director and Vice President, General Manager of the Instruments Division of Stryker having full P&L responsibility for the entire business.  As Global President of the Stryker Instruments business Mr. Hartman completed multiple acquisitions. During his tenure as Chief Financial Officer of Stryker, Mr. Hartman implemented divisional reorganization and company-wide realignment of IT and Finance, closed underperforming business units and championed international expansion.  Mr. Hartman has a Bachelor of Science degree in Aerospace Engineering from the University of Michigan and holds a Harvard AMP Program Certificate from Harvard Business School and has completed the Stryker Advanced Leadership Program at Harvard Business School.

Theodore E. Martin (Age 73) is a retired President and Chief Executive Officer of Barnes Group Inc. (NYSE:B), a manufacturer and distributor of custom metal parts for aerospace and industrial markets, where he served in that capacity from 1995 to 1998 and as Group Vice President from 1990 to 1995.  He has served as a director of Ingersoll-Rand plc, a diversified, global company that provides products, services and solutions to enhance the quality and comfort of air in homes and buildings, transport and protect food and perishables, secure homes and commercial properties, and enhance industrial productivity and efficiency, since 1996 and is a member of its Audit Committee and Finance Committee. Mr. Martin served as a director of C. R. Bard Corporation, which is engaged in the design, manufacture, packaging, distribution and sale of medical, surgical, diagnostic and patient care devices, from October 2003 until his retirement in April 2013 and was a member of its Audit Committee, Compensation Committee, Regulatory Compliance Committee and Science and Technology Committee.  Mr. Martin served as a director of Unisys Corporation, a worldwide information technology company, from 1995 to April 2010.  He served as a director of Applied Biosystems Inc. (f/k/a Applera Corporation), a global leader in the development and marketing of instrument-based systems, consumables, software, and services for academic research, the life science industry, and commercial markets, from 1999 to 2008.  He held a variety of management positions with Allied-Signal (now Honeywell Corp.), the last as President of the Fram Canada manufacturing and distribution business, from 1981 to 1988.  Earlier in his career, he held a variety of management positions with General Electric Corporation, including its aircraft engine business, from 1977 to 1981.  Mr. Martin is a trustee of the Edna McConnell Clark Foundation. Mr. Martin holds a B.A. from Syracuse University and an M.B.A. from the University of Hawaii.

Jerome J. Lande (Age 37) is the Managing Partner of Coppersmith Capital which he co-founded in April 2012. Previously, Mr. Lande was a partner at MCM Capital Management, LLC (“MCM”), from January 2006 until February 2012, and served as an Executive Vice President at MCM from January 2005 until he left the company.  MCM was the general partner of MMI Investments, L.P., a small-cap deep value fund where Mr. Lande was responsible for all areas of portfolio management.  He served as a Vice President of MCM from February 2002 to January 2005 and as an Associate from January 1999 to February 2002.  Mr. Lande served as Corporate Development Officer of Key Components, Inc., a global diversified industrial manufacturer that was formerly an SEC reporting company, from January 1999 until its acquisition by Actuant Corporation in February 2004.  He served as an Associate with the asset management practice of D. E. Shaw & Co. from June 1998 to December 1998.  Mr. Lande holds a B.A. from Cornell University.

The principal business address of each of the Nominees is c/o Coppersmith Capital Management, LLC, 1370 Sixth Avenue, 25th Floor, New York, New York 10019.

As of the date hereof, Mr. Hartman beneficially owns 1,000 shares of Common Stock. As of the date hereof, Mr. Martin beneficially owns 925 shares of Common Stock. As of the date hereof, Mr. Lande does not directly own any shares of Common Stock.  By virtue of his relationship with Coppersmith Capital, Mr. Lande may be deemed the beneficial owner of the 1,950,000 shares of Common Stock beneficially owned by Coppersmith Capital.  Each of the Nominees specifically disclaims beneficial ownership of such shares of Common Stock that he does not directly own.  For information regarding purchases and sales during the past two years by the Nominees and by the members of the Coppersmith Group of securities of the Company that may be deemed to be beneficially owned by the Nominees, see Schedule I.

On March 15, 2013, Coppersmith Capital and Scopia Management entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) Coppersmith Capital and Scopia Management agreed to form a group along with certain of their respective affiliates to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by them, to the Board at the Annual Meeting (the “Solicitation”), and (b) Coppersmith Capital and Scopia Capital agreed to share all expenses incurred in connection with the group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

Pursuant to letter agreements, an affiliate of Coppersmith Capital has agreed to indemnify each of Messrs. Hartman and Martin against any and all claims of any nature arising from the Solicitation and any related transactions.

Coppersmith Capital through an affiliate has agreed to compensate Messrs. Hartman and Martin for being named as and serving as nominees for election as directors of the Company pursuant to letter agreements (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Coppersmith Capital has agreed to pay each of Messrs. Hartman and Martin (i) $25,000 in cash as a result of the submission by Coppersmith of its nomination of each of Messrs. Hartman and Martin to the Company and (ii) $25,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission relating to the solicitation of proxies in favor of each of Messrs. Hartman and Martin’s election as a director at the Annual Meeting.  Pursuant to the compensation letter agreements, each of Messrs. Hartman and Martin has agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that each of Messrs. Hartman and Martin shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Hartman and Martin agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two years of his election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, each of Messrs. Hartman and Martin may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

Other than as stated herein, and except for compensation received by Mr. Lande as an employee of Coppersmith Capital, there are no arrangements or understandings between members of the Coppersmith Group and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition, including Rule 5605(a)(2) and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed [COLOR] proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s Amended and Restated By-laws (the “Bylaws”) and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by the enclosed [COLOR] proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Coppersmith Group that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE
ENCLOSED [COLOR] PROXY CARD.

PROPOSAL 2

APPROVAL OF AN INCREASE IN THE NUMBER OF SHARES OF COMMON STOCK AVAILABLE FOR ISSUANCE UNDER THE 2010 STOCK OPTION AND INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Board has adopted and is seeking stockholder approval of an amendment to the 2010 Stock Option and Incentive Plan to increase the number of shares of Common Stock that are available to be issued under the plan from 5,153,663 shares to 7,153,663 shares (subject to adjustment for stock splits, stock dividends and similar events).  According to the Company, the amendment will enable the Company to continue to provide equity compensation to attract and retain talented personnel.

The increase of 2,000,000 shares of Common Stock available for grant under the 2010 Stock Option and Incentive Plan will result in additional potential dilution of outstanding Common Stock. Based solely on the closing price of the Common Stock on June 3, 2013 of $25.62 per share, the aggregate market value of the additional 2,000,000 shares of Common Stock to be reserved for issuance under the 2010 Stock Option and Incentive Plan would be $51,240,000.

This is the second year in a row the Board is asking for approval of a 2,000,000 share increase in the number of shares of Common Stock available for issuance under the 2010 Stock Option and Incentive Plan.  While we understand the rationale behind maintaining a viable incentive plan, we do have concerns with the frequency and the size of the Board’s request.  We note that if this proposal is approved, the size of the 2010 Stock Option and Incentive Plan will have effectively doubled in two years.

A summary of the 2010 Stock Option and Incentive Plan and the complete text of the 2010 Stock Option and Incentive Plan are set forth in the Company’s proxy statement.

[WHILE WE HAVE CONCERNS WITH THE SIZE AND FREQUENCY OF THE REQUEST TO INCREASE THE SHARES AVAILABLE FOR ISSUNACE UNDER THE 2010 STOCK OPTION AND INCENTIVE PLAN, WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES CONSISTENT WITH THE RECOMMENDATION OF ISS WITH RESPECT TO THIS PROPOSAL.

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED [COLOR] PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, [ABSTAIN] WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL.]

PROPOSAL 3

APPROVAL OF THE GRANT OF OPTIONS UNDER THE 2010 STOCK OPTION AND INCENTIVE PLAN TO CERTAIN OF THE COMPANY’S EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Board is submitting for stockholder approval the grant of options to certain of the Company’s executive officers to purchase up to 815,000 shares of Common Stock at an exercise price per share equal to the greater of $50.00 and the fair market value of the Common Stock on the date of grant.  The grant of these options is the second part of a two-year compensation program for certain of the Company’s executives.  Last year, the Compensation Committee of the Board approved an identical grant to the key executives of 815,000 options having an exercise price of $50.00 per share, and the grant of those options was approved by stockholders at the Company’s 2012 annual meeting of stockholders.

We are concerned with the price target of the options being granted pursuant to this proposal.  We do not believe that current stockholders have targets for the Common Stock materially above $50.00 per share.  We believe that setting a price target of $50.00 may incentivize management to pursue unrealistic strategies that are designed to “shoot the moon,” rather than focus on a comprehensive rationalization of the Company’s cost structure, business portfolio and capital structure.

Even if this proposal is approved by stockholders, the Company has indicated that it does not intend to implement it unless “Proposal 2 – Approval of an Increase in the Number of Shares of Common Stock Available for Issuance Under the 2010 Stock Option and Incentive Plan” is approved.

[WHILE WE HAVE CONCERNS WITH THE PRICE TARGETS OF THE OPTIONS BEING GRANTED PURSUANT TO THIS PROPOSAL, WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES CONSISTENT WITH THE RECOMMENDATION OF ISS WITH RESPECT TO THIS PROPOSAL.

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED [COLOR] PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, [ABSTAIN] WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL.]

PROPOSAL 4

APPROVAL OF AN INCREASE IN THE NUMBER OF SHARES OF COMMON STOCK AVAILABLE FOR ISSUANCE UNDER THE 2001 EMPLOYEE STOCK PURCHASE PLAN

As discussed in further detail in the Company’s proxy statement, the Company is seeking stockholder approval of an amendment to the 2001 Employee Stock Purchase Plan to increase the number of shares of Common Stock that are available to be issued under the plan from 3,000,000 shares to 4,000,000 shares (subject to adjustment for stock splits, stock dividends and similar events).  The Board is recommending this action in order to enable the Company to continue to provide eligible employees the opportunity to purchase shares of Common Stock at a discount through periodic payroll deductions.

The increase of 1,000,000 shares of Common Stock available for issuance under the 2001 Employee Stock Purchase Plan will result in additional potential dilution of outstanding Common Stock. Based solely on the closing price of the Common Stock as reported on the NYSE on June 3, 2013 of $25.62 per share, the aggregate market value of the additional 1,000,000 shares of Common Stock to be reserved for issuance under the 2001 Employee Stock Purchase Plan would be $25,620,000.

A summary of the 2001 Employee Stock Purchase Plan and the complete text of the 2001 Employee Stock Purchase Plan are set forth in the Company’s proxy statement.

[WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES CONSISTENT WITH THE RECOMMENDATION OF ISS WITH RESPECT TO THIS PROPOSAL.

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED [COLOR] PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, [ABSTAIN] WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL.]

PROPOSAL 5

RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has preliminarily selected PricewaterhouseCoopers LLP to serve as the Company’s independent registered public accounting firm for the 2013 fiscal year and is proposing that stockholders ratify such appointment.  The Company is submitting the appointment of PricewaterhouseCoopers LLP for ratification of the stockholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL 6

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Board is providing stockholders an opportunity to cast an advisory vote regarding the compensation paid to the Company’s named executive officers.  Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED: That the compensation paid to [the Company’s] named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and the accompanying narrative disclosure in [the Company’s] proxy statement for the 2013 Annual Meeting of Stockholders, is hereby approved.“

While this resolution is non-binding, the Board has indicated that it will consider the outcome of the vote and those opinions in making compensation decisions for the remainder of 2013 and beyond.

[WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES CONSISTENT WITH THE RECOMMENDATION OF ISS WITH RESPECT TO THIS PROPOSAL.

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED [COLOR] PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, [ABSTAIN] WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL.]

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, we believe that the only outstanding classes of securities of the Company entitled to vote at the Annual Meeting are the shares of Common Stock.

Shares of Common Stock represented by properly executed [COLOR] proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, [ABSTAIN with respect to the approval of] an increase to the number of shares of Common Stock available for issuance under the 2010 Stock Option and Incentive Plan (which will have the same effect as a vote against this proposal), [ABSTAIN with respect to] the approval of option grants to certain of the Company’s executive officers (which will have no effect on the outcome of the vote on this proposal), [ABSTAIN with respect to the approval of] an increase to the number of shares of Common Stock available for issuance under the 2001 Employee Stock Purchase Plan (which will have the same effect as a vote against this proposal), FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the Company’s fiscal year ending December 31, 2013, and [ABSTAIN with respect to] the advisory vote on executive compensation (which will have no effect on the outcome of the vote on this proposal), and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate four candidates for election at the Annual Meeting. This Proxy Statement is soliciting proxies to elect our three Nominees.  To the extent that four directors are up for election at the Annual Meeting, stockholders who vote on the enclosed [COLOR] proxy card will also have the opportunity to vote for the candidate who has been nominated by the Company other than ______________, ______________, and ______________.  Stockholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting.  Under applicable proxy rules we are required either to solicit proxies only for our Nominees, which could result in limiting the ability of stockholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our Nominees while also allowing stockholders to vote for fewer than all of the Company’s nominees, which enables a stockholder who desires to vote for our Nominees to also vote for certain of the Company’s nominees.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as a director if all or some of our Nominees are elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

In order to carry on the business of the Annual Meeting, a quorum must be present.  Under the Bylaws, this means that at least a majority of the shares outstanding on the record date and entitled to vote must be present in person or represented by proxy at the Annual Meeting. Proxies marked as abstaining or withheld, limited proxies and proxies containing broker non-votes (as defined below) with respect to any matter to be acted upon by stockholders will be treated as present at the Annual Meeting for purposes of determining a quorum, but will not be counted as votes cast on such matter.

If you hold your shares through a broker, bank or other nominee (i.e., in “street name”), you must instruct your broker or nominee how to vote your shares. If you do not provide timely voting instructions, your broker may or may not have the discretion to vote the shares you beneficially own. A “broker non-vote” occurs when a broker or other nominee does not receive voting instructions from a beneficial owner and does not have the discretion to vote the beneficial owner’s shares on a proposal. In the case of a broker non-vote, your broker or nominee can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum, but will not be able to vote your shares on those matters for which it requires specific voting instructions from the beneficial owner.

The Company has indicated that under the rules of the NYSE, it anticipates that all of the proposals will be non-discretionary matters for which specific voting instructions from beneficial owners are required. As a result, brokers and other nominees subject to the NYSE rules will not be allowed to vote with respect to any proposal on behalf of a beneficial owner if the beneficial owner does not provide specific voting instructions on that proposal.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, director nominees must be elected by a plurality of the votes properly cast at the Annual Meeting. This means that the four nominees receiving the highest number of FOR votes will be elected as directors.  Votes may be cast FOR or WITHHELD FROM each nominee. Votes that are WITHHELD FROM the nominees and broker non-votes will be excluded entirely from the vote and will have no effect on the outcome of the election.

Approval of an Increase in the Number of Shares Available for Issuance under the 2010 Stock Option and Incentive Plan ─ According to the Company’s proxy statement, under the Bylaws the approval of the proposal to amend the 2010 Stock Option and Incentive Plan to increase the number of shares of Common Stock available for issuance thereunder requires the affirmative vote of a majority of the votes properly cast FOR and AGAINST the proposal.  In order to satisfy the rules of the NYSE, however, the total votes cast on the proposal must represent over 50% in interest of all securities entitled to vote on the proposal (the “NYSE Voting Requirement”).  Under the rules of the NYSE, abstentions will count as votes cast with respect to this matter; accordingly, abstentions will be included in determining whether the NYSE Voting Requirement has been achieved, but will have the same effect as votes AGAINST the proposal.  Broker non-votes will not be counted as votes cast on this matter; accordingly, broker non-votes will make it more difficult for the NYSE Voting Requirement to be achieved (as they will not be included), but if the NYSE Voting Requirement is achieved, they will have no effect on the outcome of the vote.

Approval of the Grant of Options under the 2010 Stock Option and Incentive Plan to Certain of the Company’s Executive Officers ─ According to the Company’s proxy statement, the approval of the proposal to grant options to certain executives requires the affirmative vote of a majority of the votes properly cast FOR and AGAINST the proposal.  Abstentions and broker non-votes will not be counted as votes cast on this matter and, accordingly, will have no effect on the outcome of the vote.  The Company has indicated that even if this proposal is approved by stockholders, it does not intend to implement it unless Proposal 2 (Approval of an Increase in the Number of Shares of Common Stock Available for Issuance under the 2010 Stock Option and Incentive Plan) is approved.

Approval of an Increase in the Number of Shares Available for Issuance under the 2001 Employee Stock Purchase Plan ─ According to the Company’s proxy statement, under the Bylaws, the approval of the proposal to amend the 2001 Employee Stock Purchase Plan to increase the number of shares of Common Stock available for issuance thereunder requires the affirmative vote of a majority of the votes properly cast FOR and AGAINST the proposal.  This proposal is subject to the NYSE Voting Requirement.  Under the rules of the NYSE, abstentions will count as votes cast with respect to this matter; accordingly, abstentions will be included in determining whether the NYSE Voting Requirement has been achieved, but will have the same effect as votes AGAINST the proposal.  Broker non-votes will not be counted as votes cast on this matter; accordingly, broker non-votes will make it more difficult for the NYSE Voting Requirement to be achieved (as they will not be included), but if the NYSE Voting Requirement is achieved, they will have no effect on the outcome of the vote.

Ratification of Selection of PricewaterhouseCoopers LLP as the Company’s Independent Registered Public Accounting Firm ─ According to the Company’s proxy statement, the ratification of the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013 requires the affirmative vote of a majority of the votes properly cast FOR and AGAINST this proposal.  Abstentions and broker non-votes will not be counted as votes cast on this matter and, accordingly, will have no effect on the outcome of the vote.

Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, the approval of the non-binding proposal to approve the compensation of the Company’s named executive officers requires the affirmative vote of a majority of the votes properly cast FOR and AGAINST this proposal. Abstentions and broker non-votes will not be counted as votes cast on this matter and, accordingly, will have no effect on the outcome of the vote.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to the Coppersmith Group in care of MacKenzie Partners at the address set forth on the back cover of this Proxy Statement or to the Company at 51 Sawyer Road, Suite 200, Waltham, MA 02453, or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, the Coppersmith Group requests that either the original or photostatic copies of all revocations be mailed to the Coppersmith Group in care of MacKenzie Partners at the address set forth on the back cover of this Proxy Statement so that the Coppersmith Group will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, MacKenzie Partners may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED [COLOR] PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Coppersmith Group.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Coppersmith Capital has entered into an agreement with MacKenzie Partners for solicitation and advisory services in connection with this solicitation, for which MacKenzie Partners will receive a fee not to exceed $_______, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  MacKenzie Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  The Coppersmith Group has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  The Coppersmith Group will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that MacKenzie Partners will employ approximately __ persons to solicit the Company’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by the Coppersmith Group.  Costs of this solicitation of proxies are currently estimated to be approximately $_______.  The Coppersmith Group estimates that through the date hereof, its expenses in connection with this solicitation are approximately $_______.  The Coppersmith Group intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation of proxies.  The Coppersmith Group does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

OTHER PARTICIPANT INFORMATION

Each member of the Coppersmith Group is a participant in this solicitation.

Coppersmith Capital serves as the Investment Adviser to a number of investment funds or managed accounts, including Coppersmith Value (collectively, the “Coppersmith Accounts”). Coppersmith Value’s primary business is investing in securities. Messrs. Lande and Rosenblum serve as Managing Member and Member, respectively, of Coppersmith Capital.

The principal business of each of Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International and Scopia PX International is serving as investment vehicles that invest primarily in publicly-traded equities.  The principal business of Scopia Long is serving as a “long only” investment vehicle that invests primarily in publicly-traded equities on U.S. exchanges.  The principal business of Scopia Capital is serving as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX and Scopia Partners, and as the general partner of Scopia Windmill, Scopia International and Scopia PX International.  Scopia Management provides investment advisory and management services and acts as the Investment Manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and of the Managed Account.  Messrs. Sirovich and Mindich serve as the Managing Members of Scopia Capital, Managers of Scopia Management and Managing Directors and the Executive Vice President and President, respectively, of Scopia Management, Inc., which serves as the Managing Member of Scopia Management.

The address of the principal office of each of Coppersmith Capital, Coppersmith Value and Messrs. Lande and Rosenblum is 1370 Sixth Avenue, 25th Floor, New York, New York 10019.  The address of the principal office of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia LB, Scopia Capital, Scopia Management and Messrs. Sirovich and Mindich is 152 West 57th Street, 33rd Floor, New York, New York 10019.  The address of the principal office of each of Scopia International and Scopia PX International is C/O Appleby Services (Bermuda) Limited, Canon’s Court, 22 Victoria Street, Hamilton, Bermuda HM12.

As of the date hereof, Coppersmith Capital beneficially owned 1,950,000 shares of Common Stock held in the Coppersmith Accounts. Each of Mr. Lande, as a Managing Member of Coppersmith Capital, and Mr. Rosenblum, as a Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,950,000 shares of Common Stock beneficially owned by Coppersmith Capital.

As of the date hereof, Scopia Long beneficially owned 34,811 shares of Common Stock. As of the date hereof, Scopia QP LLC beneficially owned 34,043 shares of Common Stock. As of the date hereof, Scopia PX beneficially owned 978,408 shares of Common Stock. As of the date hereof, Scopia Partners beneficially owned 34,193 shares of Common Stock. As of the date hereof, Scopia Windmill beneficially owned 724,882 shares of Common Stock. As of the date hereof, Scopia International beneficially owned 171,472 shares of Common Stock. As of the date hereof, Scopia PX International beneficially owned 1,199,182 shares of Common Stock. As of the date hereof, Scopia LB beneficially owned 5,285 shares of Common Stock.  Scopia Capital, as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners and Scopia LB, and the general partner of Scopia Windmill, Scopia International and Scopia PX International, may be deemed the beneficial owner of the 3,182,276 shares of Common Stock owned in the aggregate by Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and Scopia LB. Scopia Management, as the Investment Manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and of the Scopia Managed Account, may be deemed the beneficial owner of the 3,287,394 shares of Common Stock owned in the aggregate by Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and held in the Scopia Managed Account. Each of Messrs. Sirovich and Mindich, as a Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of 3,287,394 shares of Common Stock owned in the aggregate by Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and held in the Scopia Managed Account.

The source of funds for the purchase of the shares of Common Stock reported beneficially owned by Coppersmith Capital was the working capital of the respective purchasers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  Securities positions which may be held in the margin accounts, including the shares of Common Stock beneficially owned by Coppersmith Capital, may be pledged as collateral security for the repayment of debit balances in the margin accounts.  The shares of Common Stock purchased by each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International and Scopia PX International and held in the Scopia Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

As of the date hereof, the members of the Coppersmith Group collectively own an aggregate of [5,239,319] shares of Common Stock, constituting approximately [6.4]% of the shares of Common Stock outstanding.  Each Coppersmith Group member specifically disclaims beneficial ownership of the shares of Common Stock disclosed herein that he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the members of the Coppersmith Group, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Other Matters

Other than as discussed above, we are unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which we are not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed [COLOR] proxy card will vote on such matters in their discretion.

Stockholder Proposals

Stockholders who wish to present proposals pursuant to Rule 14a-8 promulgated under the Exchange Act for consideration at the Company’s 2014 annual meeting of stockholders (the “2014 Annual Meeting”) must submit the proposals in proper form to the Company at the address set forth on the first page of the Company’s proxy statement not later than February 25, 2014 in order for the proposals to be considered for inclusion in the Company’s proxy statement and form of proxy relating to the 2014 Annual Meeting.

Stockholder proposals intended to be presented at the 2014 Annual Meeting submitted outside the processes of Rule 14a-8 must be received in writing by the Company no later than the close of business on May 9, 2014, nor earlier than April 9, 2014, together with all supporting documentation and information required by the Bylaws.  Proxies solicited by the Board will confer discretionary voting authority with respect to these proposals, subject to SEC rules governing the exercise of this authority.

The Nominating Committee of the Board will consider director candidates recommended for nomination by stockholders. In order to have a director candidate considered by the Nominating Committee, the recommendation must be submitted to the Company Secretary at the address set forth on the first page of the Company’s proxy statement no later than the close of business on May 9, 2014, nor earlier than April 9, 2014 and must include: the name and address of record of the stockholder; a representation that the stockholder is a record holder of securities, or if the stockholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Exchange Act; the name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed director candidate; a description of the qualifications and background of the proposed director candidate which addresses the minimum qualifications and other criteria for Board membership approved by the Board from time to time; a description of all arrangements or understandings between the stockholder and the proposed director candidate; the consent of the proposed director candidate (i) to be named in the proxy statement relating to an annual meeting of stockholders and (ii) to serve as a director if elected at such annual meeting; and any other information regarding the proposed director candidate that is required to be included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2014 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this Proxy Statement should not be construed as an admission by the Coppersmith Group that such procedures are legal, valid or binding.

Incorporation by Reference

We have omitted from this Proxy Statement certain disclosure required by applicable law that is expected to be included in the Company’s proxy statement relating to the Annual Meeting based on reliance on Rule 14a-5(c).  This disclosure includes, among other things, current biographical information on the Company’s directors, information concerning executive compensation, and other important information.  See Schedule II for information regarding persons who beneficially own more than 5% of the shares of Common Stock and the ownership of the shares of Common Stock by the directors and management of the Company.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Coppersmith Capital Management, LLC

_________ __, 2013

SCHEDULE I

TRANSACTIONS IN SECURITIES OF ALERE INC. DURING THE PAST TWO YEARS

Shares of Common Stock Purchased/(Sold)	Date of Purchase / Sale

COPPERSMITH VALUE PARTNERS, LLC

1,000	03/25/2013
90,000	03/25/2013
170,500	03/26/2013
65,400	03/27/2013
3,600	03/28/2013
70,900	04/01/2013
50,000	04/02/2013
32,500	04/03/2013
71,300	04/04/2013
122,000	04/05/2013
75,000	04/08/2013
225,000	04/15/2013
75,000	04/16/2013
3,500	04/17/2013
48,300	04/18/2013
13,800	04/19/2013
1,800	04/23/2013
28,500	04/26/2013
327,600	04/29/2013
5,400	04/30/2013
100,000	04/30/2013
150,000	05/01/2013
50,000	05/01/2013
40,000	05/07/2013
28,900	05/08/2013
25,000	06/19/2012
25,000	06/20/2013
25,000	06/21/2013
25,000	06/25/2013

JEROME J. LANDE

100	07/27/2012
(100)	03/22/2013

CRAIG ROSENBLUM

200	07/24/2012
(200)	03/22/2013

SCOPIA LONG LLC

357	03/20/2013
2,321	03/21/2013
5,908	03/22/2013

119	04/02/2013
2,096	04/15/2013
2,602	04/16/2013
5,236	04/17/2013
1,379	04/18/2013
906	04/19/2013
818	05/01/2013
1,236	05/01/2013
149	05/02/2013
590	05/02/2013
487	05/03/2013
4,747	05/03/2013
613	05/06/2013
295	05/06/2013
879	05/07/2013
889	06/20/2013
1,146	06/20/2013
361	06/21/2013
1,078	06/25/2013
55	06/26/2013

SCOPIA PARTNERS QP LLC

418	03/20/2013
2,724	03/21/2013
6,933	03/22/2013
129	04/02/2013
2,342	04/15/2013
2,985	04/16/2013
3,642	04/17/2013
959	04/18/2013
630	04/19/2013
778	05/01/2013
1,176	05/01/2013
142	05/02/2013
561	05/02/2013
464	05/03/2013
4,516	05/03/2013
583	05/06/2013
281	05/06/2013
836	05/07/2013
864	06/20/2013
1,113	06/20/2013
348	06/21/2013
1,040	06/25/2013
53	06/26/2013

SCOPIA PX, LLC

12,138	03/20/2013
78,929	03/21/2013
200,849	03/22/2013
792	04/02/2013
67,213	04/15/2013
85,732	04/16/2013
104,577	04/17/2013
27,547	04/18/2013
18,080	04/19/2013
22,311	05/01/2013

33,712	05/01/2013
4,073	05/02/2013
16,097	05/02/2013
13,298	05/03/2013
129,428	05/03/2013
16,712	05/06/2013
8,056	05/06/2013
23,961	05/07/2013
25,420	06/20/2013
32,762	06/20/2013
10,003	06/21/2013
29,861	06/25/2013
1,541	06/26/2013

SCOPIA PARTNERS LLC

435	03/20/2013
2,834	03/21/2013
7,212	03/22/2013
(255)	04/01/2013
2,348	04/15/2013
2,994	04/16/2013
3,653	04/17/2013
962	04/18/2013
633	04/19/2013
780	05/01/2013
1,179	05/01/2013
142	05/02/2013
562	05/02/2013
465	05/03/2013
4,526	05/03/2013
584	05/06/2013
281	05/06/2013
838	05/07/2013
1,138	06/20/2013
883	06/20/2013
353	06/21/2013
1,056	06/25/2013
54	06/26/2013

SCOPIA WINDMILL FUND, LP

7,694	03/20/2013
50,033	03/21/2013
127,318	03/22/2013
2,098	04/02/2013
42,972	04/15/2013
55,464	04/16/2013
111,581	04/17/2013
29,392	04/18/2013
19,813	04/19/2013
16,363	05/01/2013
24,725	05/01/2013
2,987	05/02/2013
11,805	05/02/2013
9,753	05/03/2013
94,926	05/03/2013
12,257	05/06/2013
5,909	05/06/2013
17,573	05/07/2013
22,645	06/20/2013
17,570	06/20/2013
7,483	06/21/2013
22,339	06/25/2013
1,152	06/26/2013

SCOPIA INTERNATIONAL MASTER FUND LP

2,141	03/20/2013
13,925	03/21/2013
35,435	03/22/2013
(141)	04/01/2013
11,793	04/15/2013
15,042	04/16/2013
18,349	04/17/2013
4,833	04/18/2013
3,173	04/19/2013
3,900	05/01/2013
5,893	05/01/2013
712	05/02/2013
2,813	05/02/2013
2,324	05/03/2013
22,625	05/03/2013
2,921	05/06/2013
1,408	05/06/2013
4,188	05/07/2013
4,423	06/20/2013
5,701	06/20/2013
1,770	06/21/2013
5,284	06/25/2013
272	06/26/2013

SCOPIA PX INTERNATIONAL MASTER FUND LP

13,814	03/20/2013
89,806	03/21/2013
228,524	03/22/2013
16,200	04/01/2013
10,917	04/02/2013
82,499	04/15/2013
105,193	04/16/2013
128,315	04/17/2013
33,803	04/18/2013
22,700	04/19/2013
27,337	05/01/2013
41,304	05/01/2013
4,994	05/02/2013
19,725	05/02/2013
16,294	05/03/2013
158,563	05/03/2013
20,478	05/06/2013
9,874	05/06/2013
29,356	05/07/2013
40,068	06/20/2013
31,092	06/20/2013
12,022	06/21/2013
35,878	06/25/2013
1,857	06/26/2013

SCOPIA LB LLC

4,907	06/03/2013
77	06/21/2013
230	06/25/2013
11	06/26/2013

SCOPIA CAPITAL MANAGEMENT LLC
(Through the Scopia Managed Account)

1,203	03/20/2013
7,828	03/21/2013
19,921	03/22/2013
9	04/02/2013
6,650	04/15/2013
8,482	04/16/2013
10,347	04/17/2013
2,725	04/18/2013
1,790	04/19/2013
2,206	05/01/2013
3,333	05/01/2013
402	05/02/2013
1,591	05/02/2013
1,315	05/03/2013
12,800	05/03/2013
1,652	05/06/2013
796	05/06/2013
2,369	05/07/2013
7,499	05/21/2013
3,427	06/20/2013
2,659	06/20/2013
1,083	06/21/2013
3,234	06/25/2013
166	06/26/2013

CURT R. HARTMAN

1,000	05/07/2013

THEODORE E. MARTIN

925	05/07/2013

SCHEDULE II

The following table is reprinted from the definitive proxy statement filed by Alere Inc. with the Securities and Exchange Commission on June 26, 2013.

The following table furnishes information as to shares of our common stock beneficially owned by:
•	each person or entity known by us to beneficially own more than five percent of our common stock;

•	each of our directors;

•	each of our nominees for election as a director;

•	each of our “named executive officers” (as defined in “Compensation Discussion and Analysis” beginning on page 38); and

•	all of our current directors and executive officers as a group.

Unless otherwise stated, beneficial ownership is calculated as of June 14, 2013. For the purpose of this table, a person, group or entity is deemed to have “beneficial ownership” of any shares that such person, group or entity has the right to acquire within 60 days after such date through the exercise of options or warrants.
Security Ownership of Certain Beneficial Owners and Management

	Common Stock
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class(3)
Manning & Napier Advisors, LLC(4)	9,453,433	11.62%
FMR LLC(5)	7,528,859	9.26%
Invesco Ltd.(6)	6,307,397	7.75%
EdgePoint Investment Group Inc.(7)	5,251,946	6.46%
Group consisting of Coppersmith Capital Management, LLC, Scopia Capital Management LLC and certain affiliated persons and entities(8)	4,757,958	5.85%
Ron Zwanziger(9)	4,295,843	5.23%
David Scott, Ph.D.(10)	817,171	1.00%
Jerry McAleer, Ph.D.(11)	587,481	*
John F. Levy(12)	256,699	*
Carol R. Goldberg(13)	161,163	*
David Teitel(14)	102,804	*
John A. Quelch, D.B.A.(15)	100,320	*
Robert Khederian(16)	79,999	*
James Roosevelt, Jr.(17)	61,600	*
Peter Townsend(18)	49,868	*
Eli Adashi, M.D.(19)	42,365	*
Namal Nawana	—	*
Håkan Björklund	—	*
Stephen MacMillan	—	*
Brian Markison	—	*
Sir Thomas McKillop	—	*
All current executive officers and directors (27 persons)(20)	7,473,988	8.88%

*	Represents less than 1%
(1)	The address of each director or executive officer (and any related persons or entities) is c/o the Company at its principal office.

(2)	Unless otherwise indicated, the stockholders identified in this table have sole voting and dispositive power with respect to the shares beneficially owned by them.

(3)
The number of shares outstanding used in calculating the percentage for each person, group or entity listed includes the number of shares underlying options and warrants held by such person, group, or entity that were exercisable within 60 days after June 14, 2013, but excludes shares of stock underlying options and warrants held by any other person, group or entity.

(4)
This information is based on information contained in a Schedule 13G filed with the SEC on January 23, 2013 by Manning & Napier Advisors, LLC. Manning & Napier Advisors, LLC reported that it has (i) sole voting power with respect to 7,111,873 shares and (ii) sole dispositive power with respect to 9,453,433 shares. The address provided therein for Manning & Napier Advisors, LLC is 290 Woodcliff Drive, Fairport, NY 14450.

(5)
This information is based on information contained in a Schedule 13G filed with the SEC on February 14, 2013 by FMR LLC and Edward C. Johnson III. Each of FMR LLC and Mr. Johnson reported that it or he has (i) in the case of FMR LLC only, sole voting power with respect to 161,113 shares and (ii) sole dispositive power with respect to 7,528,859 shares. The address provided therein for FMR LCC and Mr. Johnson is 82 Devonshire Street, Boston, MA 02109.

(6)
This information is based on information contained in a Schedule 13G filed with the SEC on February 13, 2013 by Invesco Ltd. Invesco Ltd. reported that it has (i) sole voting power with respect to 6,305,197 shares and (ii) sole dispositive power with respect to 6,307,397 shares. The address provided therein for Invesco Ltd. is 1555 Peachtree Street NE; Atlanta, GA 30309.

(7)
This information is based on information contained in a Schedule 13G filed with the SEC on February 13, 2013 by EdgePoint Investment Group Inc., Cymbria Corporation, EdgePoint Canadian Growth & Income Portfolio, EdgePoint Canadian Portfolio, EdgePoint Global Growth & Income Portfolio and EdgePoint Global Portfolio, which reported that they had shared voting and dispositive power with respect to 5,251,946, 829,100, 460,000, 435,000, 843,000 and 2,684,846 shares, respectively. The address provided therein for these reporting persons is 150 Bloor Street West, Suite 500, Toronto, Ontario M5S 2X9, Canada.

(8)
This information is based on information contained in a Schedule 13D filed with the SEC on June 17, 2013 by Coppersmith Capital Management, LLC (“Coppersmith Management”), Jerome J. Lande, Craig Rosenblum, Scopia Long LLC (“Scopia Long”), Scopia Partners QP LLC (“Scopia QP”), Scopia PX, LLC (“Scopia PX”), Scopia Partners LLC (“Scopia Partners”), Scopia Windmill Fund, LP (“Scopia Windmill”), Scopia International Master Fund LP (“Scopia International”), Scopia PX International Master Fund LP (“Scopia PX International”), Scopia LB LLC (“Scopia LB”), Scopia Capital GP LLC (“Scopia Capital”), Scopia Capital Management LLC (“Scopia Management”), Matthew Sirovich, Jeremy Midnich, Curt R. Hartman and Theodore E. Martin. Coppersmith Management reported that it has sole voting and dispositive power, and each of Messrs. Lande and Rosenblum reported that he has shared voting and dispositive power, with respect to 1,850,000 shares. Scopia Long, Scopia QP, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB, Scopia Capital and Scopia Management, Mr. Hartman and Mr. Martin reported that they had sole voting and dispositive power with respect to 30,738, 30,099, 863,505, 30,173, 642,663, 151,334, 1,059,696, 4,907, 2,813,115, 2,906,033, 1,000 and 925 shares, respectively. Each of Messrs. Sirovich and Mindich reported that he shares voting and dispositive power with respect to 2,906,033 shares. The address of the principal office of each of Coppersmith Capital and Messrs. Lande and Rosenblum is 1370 Sixth Avenue, 25th Floor, New York, New York 10019. The address of the principal office of Scopia Long, Scopia QP, Scopia PX, Scopia Partners, Scopia Windmill, Scopia LB, Scopia Capital, Scopia Management and Messrs. Sirovich and Mindich is 152 West 57th Street, 33rd Floor, New York, New York 10019. The address of the principal office of each of Scopia International and Scopia PX International is C/O Appleby Services (Bermuda) Limited, Canon’s Court, 22 Victoria Street, Hamilton, Bermuda HM12. The principal address of each of Messrs. Hartman and Martin is c/o Coppersmith Capital Management, LLC, 1370 Sixth Avenue, 25th Floor, New York, New York 10019.

(9)
Consists of 3,528,267 shares of common stock and 767,576 shares of common stock underlying options exercisable within 60 days from June 14, 2013. Of the shares attributed to Mr. Zwanziger, 224,112 shares of common stock are owned by Ron Zwanziger as Trustee of the Zwanziger 2009 Annuity Trust, 224,276 shares of common stock are owned by Orit Goldstein as Trustee of the Zwanziger Family 2004 Irrevocable Trust and 1,806,696 shares of common stock are owned by Zwanziger Family Ventures, LLC, a limited liability company managed by Mr. Zwanziger and his spouse. Of the other shares attributed to him, Mr. Zwanziger disclaims beneficial ownership of (i) 2,600 shares owned by his wife, Janet M. Zwanziger, (ii) 29,450 shares owned by the Zwanziger Goldstein Foundation, a charitable foundation for which Mr. Zwanziger and his spouse, along with three others, serve as directors, (iii) 572,625 shares owned by Ron Zwanziger as Trustee of the Zwanziger 2004 Revocable Trust, (iv) 191,830 shares owned by Orit Goldstein as the Trustee of the Zwanziger Family Trust, and (v) 472,193 shares owned by Zwanziger Family 2012 Irrevocable Trust. Does not include 36,380 shares of common stock potentially acquirable by the Zwanziger Family Trust upon conversion of 3% senior subordinated notes at a conversion price of $43.98 per share.

(10)	Consists of 475,669 shares of common stock and 341,502 shares of common stock underlying options exercisable within 60 days from June 14, 2013.

(11)	Consists of 299,075 shares of common stock and 288,406 shares of common stock underlying options exercisable within 60 days from June 14, 2013

(12)
Consists of 155,693 shares of common stock, and 101,006 shares of common stock underlying options exercisable within 60 days from June 14, 2013. Includes 1,007 shares of common stock owned by a charitable remainder unitrust of which Mr. Levy disclaims beneficial ownership.

(13)	Consists of 86,295 shares of common stock and 74,868 shares of common stock underlying options exercisable within 60 days from June 14, 2013.

(14)	Consists of 4,129 shares of common stock and 98,675 shares of common stock underlying options exercisable within 60 days from June 14, 2013.

(15)	Consists of 9,780 shares of common stock and 90,540 shares of common stock underlying options exercisable within 60 days from June 14, 2013.

(16)	Consists of 20,000 shares of common stock and 59,999 shares of common stock underlying options exercisable within 60 days from June 14, 2013.

(17)	Consists of 4,444 shares of common stock and 57,156 shares of common stock underlying options exercisable within 60 days from June 14, 2013.

(18)	Consists of 49,868 shares of common stock underlying options exercisable within 60 days from June 14, 2013.

(19)	Consists of 850 shares of common stock and 41,515 shares of common stock underlying options exercisable within 60 days from June 14, 2013.

(20)	Consists of 4,706,014 shares of common stock and 2,767,974 shares of common stock underlying options exercisable within 60 days from June 14, 2013.

In addition, as of June 14, 2013, the Zwanziger Family Trust, a trust for the benefit of Mr. Zwanziger’s children and the trustee of which is Mr. Zwanziger’s sister, owns 11,078 shares of our Series B preferred stock. The shares of Series B preferred stock owned by the Zwanziger Family Trust represents less than 1% of the outstanding shares of the Series B preferred stock. Mr. Zwanziger disclaims beneficial ownership of the Series B preferred stock owned by the Zwanziger Family Trust. We are not aware that any of our directors or executive officers beneficially owns any other shares of Series B preferred stock.

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many shares of Common Stock you own, please give us your proxy FOR the election of our Nominees by taking three steps:

•	SIGNING the enclosed [COLOR] proxy card,

•	DATING the enclosed [COLOR] proxy card, and

•	MAILING the enclosed [COLOR] proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed [COLOR] voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact MacKenzie Partners at the address set forth below.

If you have any questions, require assistance in voting your [COLOR] proxy card, or need additional copies of the Coppersmith Group’s proxy materials, please call
MacKenzie Partners, Inc. at the phone numbers or email listed below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com
or
CALL TOLL FREE (800) 322-2885

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 27, 2013

[COLOR] PROXY CARD

ALERE INC.

2013 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF COPPERSMITH CAPITAL MANAGEMENT, LLC AND THE OTHER MEMBERS OF THE COPPERSMITH GROUP

THE BOARD OF DIRECTORS OF ALERE INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

_________________________

The undersigned appoints Jerome J. Lande and Craig Rosenblum, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Alere Inc. (the “Company”), which the undersigned would be entitled to vote if personally present at the 2013 Annual Meeting of Stockholders of the Company scheduled to be held at held on Wednesday, August 7, 2013 at 12:30 p.m., local time, at the Emerging Enterprise Center at Foley Hoag LLP located at 1000 Winter Street, Suite 4000, Waltham, Massachusetts 02451 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Coppersmith Capital Management, LLC (together with the other participants in its solicitation, the “Coppersmith Group”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 5, [“ABSTAIN”] ON PROPOSALS 2, 3, 4, AND 6.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

The Coppersmith Group’s Proxy Statement and this [COLOR] proxy card are available at www.Stockholderdocs.com/ALR

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[COLOR] PROXY CARD

THE COPPERSMITH GROUP RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1.  THE COPPERSMITH GROUP MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2, 3, 4, 5, AND 6.

[X] Please mark vote as in this example

1.	THE COPPERSMITH GROUP’S PROPOSAL TO ELECT DIRECTORS:

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT

Nominees:	Curt R. Hartman Theodore E. Martin Jerome J. Lande	[ ]	[ ]	[ ]

The Coppersmith Group does not expect that any of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, the Coppersmith Group has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

The Coppersmith Group intends to use this proxy to vote (i) “FOR” Messrs. Hartman, Martin and Lande and (ii) “FOR” the candidate who has been nominated by the Company to serve as directors, other than __________, __________ and __________, for whom the Coppersmith Group is not seeking authority to vote for and will not exercise any such authority.  The names, background and qualification of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

Note: If you do not wish for your shares of Common Stock to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your shares of Common Stock will be voted for the remaining nominee(s).  You may also withhold authority to vote for one or more additional candidates who have been nominated by the Company by writing the name(s) of the nominee(s) below.

______________________________________________________

	FOR	AGAINST	ABSTAIN
2.
THE COMPANY’S PROPOSAL TO APPROVE AN INCREASE TO THE NUMBER OF SHARES OF COMMON STOCK AVAILABLE FOR ISSUANCE UNDER THE ALERE INC. 2010 STOCK OPTION AND INCENTIVE PLAN BY 2,000,000 FROM 5,153,663 TO 7,153,663:
	☐	☐	☐

	FOR	AGAINST	ABSTAIN
3.
THE COMPANY’S PROPOSAL TO APPROVE THE GRANTING OF OPTIONS UNDER THE 2010 STOCK OPTION AND INCENTIVE PLAN TO CERTAIN EXECUTIVE OFFICERS; THE COMPANY HAS INDICATED THAT EVEN IF THIS PROPOSAL IS APPROVED BY STOCKHOLDERS, IT DOES NOT INTEND TO IMPLEMENT THIS PROPOSAL UNLESS PROPOSAL 2 IS ALSO APPROVED:
	☐	☐	☐

	FOR	AGAINST	ABSTAIN
4.
THE COMPANY’S PROPOSAL TO APPROVE AN INCREASE TO THE NUMBER OF SHARES OF COMMON STOCK AVAILABLE FOR ISSUANCE UNDER THE ALERE INC. 2001 EMPLOYEE STOCK PURCHASE PLAN BY 1,000,000, FROM 3,000,000 TO 4,000,000:
	☐	☐	☐

		FOR	AGAINST	ABSTAIN
5.	THE COMPANY’S PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS ITS INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013:	☐	☐	☐

		FOR	AGAINST	ABSTAIN
6.	THE COMPANY’S PROPOSAL TO APPROVE, BY NON-BINDING VOTE, EXECUTIVE COMPENSATION:	☐	☐	☐

DATED: _____________________, 2013
__________________________________
Signature
__________________________________
Signature (if held jointly)
__________________________________
Title

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

[COLOR] PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.
We encourage you to take advantage of Internet or telephone voting.
Both are available 24 hours a day, 7 days a week.
Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to the annual meeting day.

VOTE BY INTERNET – WWW.CESVOTE.COM
Use the Internet to transmit your voting instructions up until 11:59 P.M. Eastern Time the day prior to the special meeting date. Have your proxy card in hand when you access the web site and follow the instructions to create an electronic voting instruction form.

OR

VOTE BY TELEPHONE – 1-888-693-8683
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day prior to the special meeting date.
Have your proxy card in hand when you call and then follow the instructions.

OR

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided.
If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING:
THE PROXY STATEMENT IS AVAILABLE AT
WWW.STOCKHOLDERDOCS.COM/ALR